June 28, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Ryan Rohn
Stephen Krikorian
Mitchell Austin

Re:	Tintri, Inc.
Amendment No. 4 to Registration Statement on Form S-1 Filed June 1, 2017
Registration No. 333-218429

Ladies and Gentlemen:

On behalf of our client, Tintri, Inc. (“Tintri” or the “Company”), enclosed for your review is the fourth amendment (the “Amendment No. 4”) to the Company’s Registration Statement on Form S-1 (Registration No. 333-218429) filed with the Securities and Exchange Commission (the “Commission”) on June 1, 2017. Amendment No. 4 is being filed concurrently herewith.

For your reference, we have included both a clean copy of Amendment No. 4, a copy marked to show all changes from the version filed on June 27, 2017 and a copy marked to show all changes from the version filed on June 1, 2017.

If you have any questions or require additional information, please feel free to contact me at (650) 565-3596 or mcoke@wsgr.com.

* * * * *

Securities and Exchange Commission

June 28, 2017

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Coke

Michael Coke

Enclosures

cc (w/o encl.):

Ken Klein, Tintri, Inc.

Ian Halifax, Tintri, Inc.

Mike Coleman, Tintri, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Ben Hance, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

An-Yen E. Hu, Goodwin Procter LLP